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FOIA CONFIDENTIAL TREATMENT REQUEST

UNDER 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Sol-Gel Technologies Ltd.

7 Golda Meir St., Weizmann Science Park

Ness Ziona, 7403648, Israel

Attn: Alon Seri-Levy, Chief Executive Officer

Phone Number: +972-8-931-3433

September 1, 2017

VIA EDGAR AND HAND DELIVERY

CONFIDENTIAL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Mail Stop 4720
Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director
Ibolya Ignat
Angela Connell
Jeffrey Gabor

Re:	Sol-Gel Technologies Ltd. | Anticipated Price Range and Share-Based Compensation | Registration Statement on Form F-1 (File No. 333-220234)

Dear Ms. Hayes:

On behalf of Sol-Gel Technologies Ltd. (the “Company”), we submit this letter (this “Letter”) to the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company confidentially submitted a draft of the above-referenced Registration Statement (the “Registration Statement”) to the Commission on September 28, 2016, resubmitted to the Commission on April 3, 2017, June 6, 2017 and August 11, 2017, and subsequently filed the Registration Statement with the Commission on August 29, 2017. The purpose of this Letter is to respond to an outstanding comment relating to share-based compensation that was provided to the Company in a letter from the Staff dated October 26, 2016. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in the Letter.

September 1, 2017

For the convenience of the Staff, we are providing to the Staff copies of this Letter by hand delivery. In this Letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

15.           Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

ESTIMATED IPO PRICE RANGE

The Company supplementally advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s management and its board of directors (collectively, the “Board”) and reflecting the input from the lead underwriters (the “Underwriters”) for the Company’s proposed initial public offering of its ordinary shares (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[*] to $[*] per share (the “Preliminary IPO Price Range”), with a midpoint of approximately $[*] per share (the “Preliminary Assumed IPO Price”), before giving effect to an anticipated share split. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00, if the maximum price is $10.00 per share or less, or 20% of the high end of the range, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff.

The Company’s final Preliminary IPO Price Range remains under discussion between the Company and the Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

ANALYSIS OF SHARE OPTION GRANTS IN PRECEDING 12 MONTHS

The Company’s discussion of share-based compensation for financial reporting purposes is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Significant Accounting Policies and Estimates—Share-Based Compensation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Accounting Policies and Estimates—Options Valuation,” which sections are included on pages 76 to 79 of the Registration Statement. As disclosed, the exercise price at which the Company’s options could be exercised into ordinary shares was determined at the applicable date of grant by the Company’s management and approved by the Board. The establishment of the exercise price was done for business reasons and not to establish the fair value of the Company’s ordinary shares. The following table summarizes by grant date the number of ordinary shares underlying share options granted during the 12 months preceding the date of this Letter, as well as the associated exercise price per share and the estimated fair value per share to determine share-based compensation expense for financial reporting purposes.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY Sol-Gel Technologies Ltd.

September 1, 2017

Grant Date	Shares Underlying Options Granted	Exercise Price Per Ordinary Share	Estimated Fair Value Per Share
February 12, 2017	29,906	$2.86	$36.84
July 13, 2017	15,040	$2.86	$43.87
July 13, 2017	211,470	$10.02	$43.87
August 22, 2017	70,500	$10.02	$43.87

The Company has determined the fair value of $43.87 per share, for the July 2017 and August 2017 grants. The Company has not made any equity awards since August 22, 2017. The Company does not expect that any additional awards will be granted prior to the IPO and any awards granted in connection with the IPO will have an exercise price equal to the initial public offering price per ordinary share sold in the IPO pursuant to the Registration Statement.

Ordinary Share Valuation Methodologies

The Board’s determination of the fair value of the Company’s ordinary shares considered various objective and subjective factors it believed to be relevant, along with input from an independent third-party valuation firm, which used methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Valuation Guide”), to determine the fair value of its ordinary shares at each option grant date. These factors included:

•	the progress of the Company’s research and development programs;

•	achievement of milestones, including entry by the Company into collaboration and licensing agreements;

•	the Company’s need for future financing to fund operations;

•	the likelihood of achieving a discrete liquidity event such as a sale of the Company or an IPO in light of prevailing market conditions;

•	external market conditions affecting the biotechnology industry; and

•	the lack of an active public market for the Company’s ordinary shares.

Each of the enterprise value allocation methods are described as follows:

•	Black & Scholes Model. The Black & Scholes Model uses a “continuous-time framework” to trace the evolution of an option’s key underlying variables by assuming a lognormal distribution of price returns.

•	PWERM. Using this method, the value of ordinary shares is estimated based upon the analysis of future values of a company, assuming various outcomes. The ordinary share value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of the ordinary shares.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY Sol-Gel Technologies Ltd.

September 1, 2017

•	Hybrid method. The hybrid method is a PWERM where the equity value in one of the scenarios is calculated using the Black & Scholes Model. In the hybrid method used by the Company for valuations as from July 13, 2017, two types of future-event scenarios were considered: an IPO in October 2017 and a stay-private scenario. The relative probability of each type of future-event scenario for the Company was determined by management based on an analysis of market conditions at the time, including the expected IPO valuation of the company.

Grant Date Fair Value Determinations

The Company obtained independent third-party valuations of its ordinary shares from April 2016 to August 2017, including as of February 2017 and July-August 2017 (collectively, the “Third-Party Valuation”). The February 2017 valuation was performed on a retrospective basis as of August 22, 2017. The July 2017 and August 2017 valuations were performed on a retrospective basis as of August 31, 2017. The Third-Party Valuation was one of the factors considered by the Company to assist in its determination of the fair value of its ordinary shares. The Third-Party Valuation as of July 2017 and August 2017 was performed using the hybrid method described above. For the two future-event scenarios discussed above, the Company estimated cumulative probabilities of 70% and 30% for an IPO scenario and the stay-private scenario, respectively, based on the Company’s assessment of its development pipeline, market conditions and its progress in undertaking an IPO.

Other considerations that factored into the Third-Party Valuation included: the estimated volatility, the expected term of the options, the risk-free interest rate, and the Company’s financial condition and structure at the time of the sale.

The Company believes that the potential liquidity events used in the Third-Party Valuation and the probability weighting of each methodology and liquidity event was appropriate at the time of analysis in light of the Company’s stage of development, its operating results, its prospects for an IPO in the near term, general conditions in the capital markets (including with respect to IPOs) and the relative likelihood of achieving an IPO in light of prevailing market conditions as compared to a sale of the Company. The timing of these future liquidity event scenarios was determined based primarily on input from the Board.

The Third-Party Valuation estimated that the valuation of the Company’s ordinary shares was $36.84 per share as of February 2017 and $43.87 per share as of July and August 2017. Based on that result, as well as consideration of other qualitative factors, the Company concluded that, for accounting purposes, the fair value of the ordinary shares underlying share options it granted on February 12, 2017 was $36.84 per share. With respect to the July 2017 and August 2017 share option grants, the Company concluded that the fair value of the ordinary shares underlying such share options was $43.87 per share. The Company used the assessed fair value of ordinary shares to determine the share-based compensation expense related to the February 12, 2017 share option grants and the July 2017 and August 2017 share option grants.

COMPARISON OF MOST RECENT ESTIMATED VALUATION AND PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price Range is $[*] to $[*] per share, with a Preliminary Assumed IPO Price of approximately $[*] per share. The Company notes that, as is typical in the IPO process, the estimated price range for the proposed IPO was not derived using a formal determination of fair value, but was determined based on negotiation between it and the Underwriters. The factors that were considered in setting the Preliminary IPO Price Range included the following:

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY Sol-Gel Technologies Ltd.

September 1, 2017

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in the biopharmaceutical industry during the past year;

•	the general condition of the U.S. securities markets and the recent market prices of, and the demand for, publicly-traded stock of generally comparable companies;

•	the recent performance of U.S. initial public offerings of generally comparable companies;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	the Company’s financial position;

•	an assumption that there would be a receptive U.S. public trading market for a dermatology company like the Company; and

•	an assumption that there would be sufficient demand for the Company’s ordinary shares to support an offering of the size contemplated by the proposed IPO.

The Company believes that the difference between the fair value of its ordinary shares as of February 12, 2017 of $36.84 per share and the Preliminary Assumed IPO Price is the result of the factors above and the following:

•	Positive clinical results: On July 20, 2017, the Company reported positive top-line results from a Phase II clinical trial of its lead product candidate TWIN, a novel, once-daily, non-antibiotic topical cream being developed for the treatment of acne vulgaris.

•	Increased probability of an IPO: The Preliminary IPO Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of ordinary shares, which considered other potential exit scenarios, which would have resulted in a lower value of its ordinary shares than an IPO.

•	Increased value and liquidity of the ordinary shares as a public company: The anticipated price range for the IPO necessarily assumes that the IPO has occurred and that a public market for the Company’s ordinary shares has been created, and, therefore, excludes any discount for lack of marketability of the Company’s ordinary shares. As described above, a discount for lack of marketability was applied in the Third-Party Valuation.

•	Conversion of the Company’s outstanding promissory note between the Company and its controlling shareholder at IPO: The Company has an outstanding promissory note with its controlling shareholder with an aggregate principal amount of approximately $65.3 million. Immediately prior to the closing of an IPO, the promissory note will convert into ordinary shares, at a conversion rate determined by the initial public offering price per ordinary share, thus eliminating the outstanding debt obligation and priority as compared to its ordinary shares.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY Sol-Gel Technologies Ltd.

September 1, 2017

•	Stronger balance sheet and financial resources: The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing the Company’s cash position. Additionally, the completion of the proposed IPO would provide the Company with access to the public debt and equity markets. These projected improvements in the Company’s financial position influenced the increased ordinary shares valuation indicated by the Preliminary IPO Price Range and are not included in determining fair value in prior periods.

For sensitivity purposes, the Company submits that if the midpoint of the Price Range was used to estimate the fair value of the common stock underlying the February 12, 2017 grants, the incremental stock based compensation would be immaterial, amounting to approximately $30,000 for the six months ended June 30, 2017.

As to the July 2017 and the August 2017 option grants, the difference between the fair value of the Company’s shares and the Preliminary Assumed IPO Price is negligible.

In conclusion, the Company respectfully submits that the difference between the recent valuations of its ordinary shares used in connection with option grants for financial reporting purposes and the Preliminary Assumed IPO Price (i.e., the midpoint of the anticipated price range) is reasonable. The Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Alon Seri-Levy, Chief Executive Officer, Sol-Gel Technologies Ltd., 7 Golda Meir St., Weizmann Science Park Ness Ziona, 7403648, Israel, telephone +972-8-931-3433, before it permits any disclosure of the underlined and highlighted information contained in this Letter.

Please direct any questions or comments regarding this Letter or the Registration Statement to me at (212) 906-2916. Thank you for your assistance.

Sincerely,

/s/ Nathan Ajiashvili
Nathan Ajiashvili
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Alon Seri-Levy, Sol-Gel Technologies Ltd.

Gilad Mamlok, Sol-Gel Technologies Ltd.

Joshua Kiernan, Latham & Watkins LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY Sol-Gel Technologies Ltd.